# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rainier Acquisition Corporation, CIK 0002147219
CUSIP: G73591110
Title of class of securities: Units (Class A Ordinary Shares, $0.0001 par vaue, and Redeemable Warrants)
Address of issuer's principal executive offices: 1 PENN PLAZA, 48TH FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (11.2% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (11.2% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Rainier Acquisition Corporation
Address of issuer's principal executive offices:
1 PENN PLAZA, 48TH FLOOR, NEW YORK, NEW YORK
10119

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
** As of the date of this Schedule 13G, a CUSIP number for the issuer's Class A Ordinary Shares is not available. Initially, each of the Class A Ordinary Shares and warrants to purchase Class A Ordinary Shares will trade as a unit. The CUSIP number set forth herein is the CUSIP number for the issuer's units.

As of August 27, 2026, 683 Capital Partners, LP beneficially owned 862,500 Class A Ordinary Shares.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 862,500 Class A Ordinary Shares beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 862,500 Class A Ordinary Shares beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 7,694,375 Class A Ordinary Shares outstanding as of August 27, 2026 which assumes no exercise of the underwriters' over-allotment option, as disclosed in the Issuer's Prospectus on Form 424(b)(4) (Registration Statement No. 333-298076) filed with the Securities and Exchange Commission on August 27, 2026.
Percent of class: 11.2
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A ordinary shares of Rainier Acquisition Corp dated as of September 3, 2026 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated: September 3, 2026

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (09/03/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (09/03/2026)
- Ari Zweiman: Ari Zweiman, Self (09/03/2026)